Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Contents	Page

1. Overview	2
1.1. Background
1.2. Basis of disclosures
1.3. Scope of applications
1.4. Location and verification

2. Risk Management Objectives and Policies	4
2.1. Risk governance
2.2. Risk management

3. Prudential Metrics	6

4. Capital Adequacy	8
4.1. Capital management
4.2. Regulatory capital framework
4.3. Capital structure
4.4. Linkages between financial statements and regulatory exposures
4.5. Minimum capital requirement: Pillar 1
4.6. Leverage ratio

5. Credit Risk Measurement, Mitigation and Reporting	15
5.1. Credit risk overview
5.2. Credit risk - retail and private banking
5.3. Credit risk - commercial banking
5.4. Credit risk - treasury
5.5. Exposures
5.6. Impairment provisions
5.7. Credit risk concentrations
5.8. Credit risk mitigation
5.9. Securitisations

6. Market and Liquidity Risk	28
6.1. Market risk overview
6.2. Interest rate risk
6.3. Foreign exchange risk
6.4. Liquidity risk

7. Operational Risk	33

8. Other Information	34
8.1. Abbreviations
8.2. Cautionary statements regarding forward-looking statements

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

1. Overview

1.1 Background

Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to strengthen the regulation, supervision and risk management of banks. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital, if any) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks.

Under the BMA guidance the Basel III regulatory framework was adopted in a phased implementation approach for Bermuda banks with full implementation from January 1, 2019, consistent with BCBS recommendations. The Bank is subject to the following requirements:

•CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below;
•Tier 1 capital of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•Total capital of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•The Bank is considered to be a D-SIB and is subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon the BMA’s assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, lending, payment systems and other core economic functions;
•Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%. No Counter-cyclical buffer has been implemented to date;
•Leverage ratio of 5.0% or higher;
•LCR with a minimum requirement of 100%; and
•NSFR with a minimum requirement of 100%.

The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon the Bank as a prudential measure from time to time. As of the date hereof, the Bank's minimum total capital requirement from January 1, 2019 is 16.3% (inclusive of the minimum total capital ratio of 10.5% and after requirements as described above). However, as the Bank's capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, the Bank cannot guarantee that the BMA will not seek higher total capital ratio requirements from time to time.

In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the BCBS’s standardized approach for credit risk (including recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. The impact of these standards on us will depend on the manner in which they are adopted by the BMA.
The requirements of the Basel III regulatory capital framework include the disclosure requirements applicable to banks and deposit-taking companies which are known as Pillar 3. These are designed to promote market discipline by providing market participants with key information on a firm’s risk exposure and risk management processes. Pillar 3 also aims to complement the minimum capital requirements described under Pillar 1, as well as the supervisory processes of Pillar 2.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

1.2 Basis of Disclosures

This disclosure document has been prepared by the Bank on a standardised basis and in accordance with the rules laid out in the BCBS standards issued in January 2015 entitled ‘Revised Pillar 3 Disclosure Requirements’ and in March 2017 entitled “Pillar 3 disclosure requirements – consolidated and enhanced framework” and as adopted by the BMA. Unless otherwise stated, all figures are as at June 30, 2020 and are expressed in US dollars. Certain tables in this report may not sum due to rounding.

1.3 Scope of Application

The Bank is the parent company of The Bank of N.T. Butterfield & Son Limited group of companies and is regulated by the BMA. The Basel III Framework, therefore, applies to the Bank and its subsidiary undertakings (together referred to as both the “Bank” and the “Group”).

There is a requirement to calculate and maintain regulatory capital ratios on both a consolidated and a solo basis in respect of the Bank’s businesses in Bermuda, the Cayman Islands, Guernsey and Jersey. Differences may exist between jurisdictions in the calculation of regulatory capital requirements. However, there are no differences between the basis of consolidation of the Group for accounting and prudential purposes. Full details of the basis of consolidation can be found in Note 2 of the Bank's consolidated financial statements for the year ended December 31, 2019.

The Group is made up of the following principal operating entities, which are all wholly owned subsidiaries and fully consolidated in the Group’s financial statements:

The Bank of N.T. Butterfield & Son Limited, Bermuda
Butterfield Asset Management Limited, Bermuda
Butterfield Securities (Bermuda) Limited
Butterfield Trust (Bermuda) Limited
Bermuda Trust Company Limited
Butterfield Bank (Cayman) Limited
Butterfield Bank (Guernsey) Limited
Butterfield Trust (Guernsey) Limited
Butterfield Bank (Jersey) Limited
Butterfield Mortgages Limited, UK
Butterfield Trust (Bahamas) Limited
Butterfield Holdings (Switzerland) Limited
Butterfield (Singapore) Pte Limited

All the Group’s subsidiaries are included in the Pillar 3 disclosures. Each overseas operating company is regulated by its own local regulator and is subject to its own regulatory capital requirements. Further details of the principal subsidiary undertakings can be found in the Annual Report of the Bank for the year ended December 31, 2019.

1.4 Location and Verification

Pursuant to BCBS guidance issued in January 20151, these disclosures have been published following Board approval.

The disclosures are not subject to external audit except where they are equivalent to those prepared under the accounting requirements for the inclusion in the Bank’s Audited Financial Statements.

These disclosures have been published on the Group’s corporate website (http://investors.butterfieldgroup.com/pillar-3-disclosures).

1 https://www.bis.org/bcbs/publ/d309.pdf

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

2. Risk Management Objectives and Policies

2.1 Risk Governance

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.

The Board has overall responsibility for determining the strategy for risk management, setting the Bank’s risk appetite and ensuring that risk is monitored and controlled effectively. It accomplishes its mandate through the activities of two dedicated committees:

The Risk Policy and Compliance Committee: This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group’s risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group’s policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational, regulatory, compliance and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.

The Audit Committee: This committee of the Board reviews the overall adequacy and effectiveness of the Group’s system of internal controls and the control environment, including in respect of the risk management process. It reviews recommendations arising from internal and independent external audit activities and management’s response to any findings raised.

Both the RPCC and Audit Committee are supported in the execution of their respective mandates by the dedicated Audit, Compliance & Risk Policy Committees for our UK, Guernsey, Jersey, Cayman Islands and the Bahamas operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the board of directors for each segment.

The Group executive management team is led by the Chairman and CEO and includes the members of executive management reporting directly to the Chairman and CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:

The Group Risk Committee: This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal and regulatory compliance, operational, cyber, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible for reviewing, evaluating and recommending the Group’s Risk Appetite Framework, the results of the CARP and recovery and resolution planning process (including all associated stress testing performed) and the Group’s key risk policies to the Board for approval, for reviewing and evaluating current and proposed business strategies in the context of our risk appetites and for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

The Group Asset and Liability Committee: This committee comprises executive and senior management team members and is chaired by the Chief Financial Officer. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees key policies and the execution of the Group’s investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank’s segments.

The Group Credit Committee: This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the FIC, a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group’s treasury and investment portfolios, and by the activities of the respective segment Credit Committee, which reviews and approves transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.

The Provisions and Impairments Committee: This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group in regards to non-accrual loans and assets. It is supported in the execution of its mandate by local credit committees and the GCC, which make recommendations to this committee.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

2.2 Risk Management

The Group manages its exposure to risk through a three “lines of defence” model.

The first “line of defence” is provided by our jurisdictional business units, which retain ultimate responsibility for the risks they assume and for bearing the cost of risk associated with these exposures.

The second “line of defence” is provided by the Risk Management and Compliance groups, which work in collaboration with our business units to identify, assess, mitigate and monitor the risks associated with our business activities and strategies. They do this by:

•Making recommendations to the GRC regarding the constitution of the Risk Appetite Framework;
•Setting risk strategies that are designed to manage risk exposures assumed in the course of pursuing our business strategies and aligning them with agreed appetites;
•Establishing and communicating policies, procedures and limits to control risks in alignment with these risk strategies;
•Measuring, monitoring and reporting on risk levels;
•Opining on specific transactions that fall outside delegated risk limits; and
•Identifying and assessing emerging risks.

The functions within the Risk Management and Compliance groups that support our risk management activities are outlined below.

Group Market Risk – This unit provides independent oversight of the measurement, monitoring and control of liquidity and funding risks, interest rate and foreign exchange risks as well as the market risks associated with the Group’s investment portfolios. It also monitors compliance with both regulatory requirements and the Group’s internal policies and procedures relating to the management of these risks.

Group Credit Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our retail and commercial lending activities and the management of risks associated with our investment portfolios and counterparty exposures. It also establishes the parameters and delegated limits within which credit risks may be assumed and promulgates guidelines on how exposures should be managed and monitored.

Group Compliance – This unit provides independent analysis and assurance of the Group’s compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of financial crime, including money laundering and terrorist financing. It is also responsible for assessing the Group’s potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect. The Group Head of Compliance reports directly to the Chairman and CEO.

Group Operational Risk – This unit assesses the effectiveness of the Group’s procedures and internal controls in managing its exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It also oversees the Group’s incident management processes and reviews the effectiveness of its loss data collection activities.

The third “line of defence” is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by both the business and Risk Management. The Group Head of Internal Audit has a dual reporting line to both the Chair of the Audit Committee and the Chairman and CEO.

Further details on the risk management framework can be found in the Bank’s Risk Management section of the December 31, 2019 Annual Report.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

3. Prudential Metrics

The table below provides an overview of the Bank’s prudential regulatory metrics for the last 5 quarters.

Table 1: Key Metrics (KM1)

		a	b	c	d	e
	(in millions of $)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
	Available capital (amounts)
1	CET1	827.5	837.3	848.8	850.1	849.6
1a	CET1 capital as if CECL transitional arrangements had not been applied	821.3	831.0	n/a	n/a	n/a
2	Tier 1	827.5	837.3	848.8	850.1	849.6
2a	Tier 1 capital as if CECL transitional arrangements had not been applied	821.3	831.0	n/a	n/a	n/a
3	Total capital	1,034.9	947.9	952.1	957.1	961.2
3a	Total capital as if CECL transitional arrangements had not been applied	1,028.6	941.7	n/a	n/a	n/a
	Risk-weighted assets (amounts)
4	Total RWA	4,878.8	4,781.9	4,897.9	4,876.8	4,233.3
	Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	17.0%	17.5%	17.3%	17.4%	20.1%
5a	CET1 as if CECL transitional arrangements had not been applied	16.8%	17.4%	n/a	n/a	n/a
6	Tier 1 ratio (%)	17.0%	17.5%	17.3%	17.4%	20.1%
6a	Tier 1 as if CECL transitional arrangements had not been applied	16.8%	17.4%	n/a	n/a	n/a
7	Total capital ratio (%)	21.2%	19.8%	19.4%	19.6%	22.7%
7a	Total capital as if CECL transitional arrangements had not been applied	21.1%	19.7%	n/a	n/a	n/a
	Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5%	2.5%	2.5%	2.5%	2.5%
9	Countercyclical buffer requirement (%)	—%	—%	—%	—%	—%
10	Bank D-SIB additional requirements (%)	3.0%	3.0%	3.0%	3.0%	3.0%
11	Total of bank CET1 specific buffer requirements (%) (row 8 + row 9+ row 10)	5.5%	5.5%	5.5%	5.5%	5.5%
12	CET1 available after meeting the bank's minimum capital requirements (%)	7.0%	7.5%	7.3%	7.4%	10.1%
	Basel III Leverage Ratio
13	Total Basel III leverage ratio measure	13,766.7	13,699.1	14,377.5	14,686.5	11,576.0
14	Basel III leverage ratio (%) (row 2/row 13)	6.0%	6.1%	5.9%	5.8%	7.3%
14a	Leverage ratio as if CECL transitional arrangements had not been applied (%) (row 2a/row 13)	6.0%	6.1%	n/a	n/a	n/a
	Liquidity Coverage Ratio
15	Total HQLA	5,524.3	5,860.8	5,810.5	6,046.3	4,520.9
16	Total net cash outflow	4,622.4	4,968.9	4,469.0	4,534.7	3,428.5
17	LCR ratio (%)2	120%	118%	130%	133%	132%
	Net Stable Funding Ratio
18	Total available stable funding	5,253.2	5,091.2	5,345.5	5,194.3	4,730.3
19	Total required stable funding	4,655.5	4,616.4	4,837.0	4,541.2	4,091.9
20	NSFR ratio (%)[2]	113%	110%	111%	114%	116%

In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL adoption impact of $7.8 million on its regulatory capital over a period of 5 years.

2 The LCR and NSFR ratios are shown as the actuals at the end of the relevant quarter. LCR and NSFR ratios shown in tables LIQ1 and LIQ2 under section 6 are shown as the simple averages of the 6 monthly and 2 quarterly observations respectively.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Capital levels remain stable with Total capital increasing due to the issuance of $100 million Tier 2-eligible subordinated notes in June 2020.

The LCR ratio has declined in 1H2020, driven by the move from term and call notice accounts into call deposits. The NSFR ratio has remained stable with minimal impact from the aforementioned movements due to the short duration of the original term and call notice accounts.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

4. Capital Adequacy

4.1 Capital Management

One of management’s primary objectives is to maintain the confidence of our clients, bank regulators and shareholders. A strong capital position helps the Bank to take advantage of profitable investment opportunities and withstand unforeseen adverse developments.

The Bank manages its capital both on a total Group basis and, where appropriate, on a legal entity basis. The Group Finance division has the responsibility for measuring, monitoring and reporting capital levels within guidelines and risk appetite limits. The management of capital will also involve jurisdictional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

4.2  Regulatory Capital Framework

The current capital regulatory framework is based on three pillars:

•Pillar I: Sets the minimum capital requirements for credit, market and operational risk. Information is presented in Table 4-6 below.

•Pillar II: Under the Basel framework as implemented by the BMA, the Bank undertakes a CARP process, which is an internal assessment of all material risks to determine our capital needs. This internal assessment takes account of the minimum capital requirement and other risks not covered by the minimum capital requirement (Pillar 2). Where capital is deemed as not being able to mitigate a particular risk, alternative management actions are identified and described within the CARP. The CARP is presented to the RPC before being presented to the Board for challenge and approval and then submission to the BMA. The CARP process is performed annually or more frequently should the need arise.

A SAP is then undertaken annually by the BMA, which is designed to assess the Bank’s risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SAP review is conducted.

•Pillar III: Aims to promote market discipline through regulatory disclosure requirements.

4.3  Capital Structure

CET1 capital is comprised of common share capital, the share premium account, retained earnings and other reserves. It may also include interim retained profits that have been verified by external auditors, but losses must be taken into account, whether audited or not. Regulatory adjustments to CET1 capital include: unrealised gains and losses on available-for-sale investments3, goodwill and intangible assets, the Bank’s defined benefit pension obligations and deferred tax. For accounting purposes, acquired customer relationships are capitalised as intangible assets where they meet certain criteria and amortised over a period not exceeding 15 years.

Tier 1 capital is comprised entirely of CET1 capital. Tier 2 capital is comprised of subordinated notes4 and qualifying allowances for expected credit losses5 .

3 One-time, irrevocable election allowed by the BMA
4 Subordinated notes issued pre-2018 are subject to Basel III phase-out rules for capital instruments at 10% per annum commencing 1 January 2013.
5 See also discussion under Section 3 on adoption of CECL

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

The tables below show the composition of capital as well as the reconciliation between accounting capital and regulatory capital:

Table 2: Composition of regulatory capital (CC1)

	(in millions of $)	Amounts	Source based on reference numbers/letters of the balance sheet under the regulatory scope of consolidation
Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share capital plus related stock surplus	1,005.9	(c)
2	Retained earnings**	18.5	(d)
3	Accumulated other comprehensive income (and other reserves)	(27.8)	(e)
6	Common Equity Tier 1 capital before regulatory deductions	996.6
Common Equity Tier 1 capital regulatory adjustments
8	Goodwill (net of related tax liability)	(23.4)	(a)
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(66.3)	(b)
15	Defined benefit pension fund net assets	(9.6)
26	National specific regulatory adjustments	(69.8)	(e)
28	Total regulatory adjustments to Common Equity Tier 1	(169.1)
29	Common Equity Tier 1 capital (CET1)	827.5
44	Additional Tier 1 capital (AT1)	—
45	Tier 1 capital (T1= CET1 + AT1)	827.5
Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	175.0
47	Directly issued capital instruments subject to phase-out from Tier 2	15.3
50	Provisions	17.0
58	Tier 2 capital (T2)	207.3
59	Total regulatory capital (TC = T1 + T2)	1,034.9
60	Total risk-weighted assets	4,878.8
Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	17.0%
62	Tier 1 (as a percentage of risk-weighted assets)	17.0%
63	Total capital (as a percentage of risk-weighted assets)	21.2%
64	Institution specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	5.5%
65	Of which: capital conservation buffer requirement	2.5%
66	Of which: bank-specific countercyclical buffer requirement	—%
67	Of which: higher loss absorbency requirement	3.0%
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank's minimum capital requirement.	339.6
Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardised approach (prior to application of cap)	17.0
77	Cap on inclusion of provisions in Tier 2 under standardised approach	61.0
* The references (a) - (e) above refer to the balance sheet components in Table 3 utilised in the calculation of regulatory capital
** Includes the impact of the CECL transitional arrangement which allows the deferral of the January 1, 2020 CECL adoption impact of $7.8 million on its regulatory capital over a period of 5 years.

Capital and RWA levels remain stable with Total capital increasing due to the issuance of $100 million Tier 2-eligible subordinated notes in June 2020.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 3: Reconciliation of regulatory capital to balance sheet (CC2)

(in millions of $)	Balance sheet as at June 30, 2020	Under regulatory scope of consolidation as at June 30, 2020	Reference
Assets
Cash due from banks	2,227.9	2,227.9
Securities purchased under agreement to resell	358.3	358.3
Short-term investments	778.4	778.4
Investment in securities	4,353.7	4,353.7
Loans, net of allowance for credit losses	5,017.9	5,033.4
Premises, equipment and computer software	159.2	159.2
Accrued interest	—	—
Goodwill	23.4	—	(a)
Intangible assets	66.3	—	(b)
Equity method investments	13.1	13.1
Other real estate owned	4.2	4.2
Other assets	148.4	127.4
Total assets	13,150.7	13,055.5
Liabilities
Customer deposits	11,615.6	11,615.6
Bank deposits	—	—
Employee benefit plans	110.4	110.4
Accrued interest	—	—
Other liabilities	192.9	97.7
Long-term debt	241.5	241.5
Total liabilities	12,160.4	12,065.2
Shareholders' equity
Paid-in share capital	1,020.4	1,020.4
Of which: amount eligible for CET1	1,020.4	1,020.4	(c)
Accumulated deficit	12.3	12.3	(d)
Treasury common shares	(14.5)	(14.5)	(c)
Accumulated other comprehensive loss	(27.8)	(27.8)	(e)
Total shareholders' equity	990.3	990.3
Total liabilities and shareholders' equity	13,150.7	13,055.5
* The references (a) - (e) above refer to the balance sheet components utilised in the calculation of regulatory capital in Table 2

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

4.4 Linkages Between Financial Statements and Regulatory Exposures6

Table 4: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories (LI1)

	a	b	c	d	e	f	g
(in millions of $)	Balance sheet as at December 31, 2019	Under regulatory scope of consolidation as at December 31, 2019	Carrying values of items:
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash due from banks	2,550.1	2,550.1	2,550.1	—	—	—	—
Securities purchased under agreement to resell	142.3	142.3	142.3	—	—	—	—
Short-term investments	1,218.4	1,218.4	1,218.4	—	—	—	—
Investment in securities	4,436.4	4,436.4	4,436.4	—	—	—	—
Loans, net of allowance for credit losses	5,142.6	5,146.9	5,146.9	—	—	—	(4.2)
Premises, equipment and computer software	158.2	158.2	158.2	—	—	—	—
Accrued interest	23.6	23.6	23.6	—	—	—	—
Goodwill	24.8	—	—	—	—	—	24.8
Intangible assets	71.7	—	—	—	—	—	71.7
Equity method investments	14.8	14.8	14.8	—	—	—	—
Other real estate owned	3.8	3.8	3.8	—	—	—	—
Other assets	135.2	98.2	98.2	—	—	—	37.0
Total assets	13,921.9	13,792.6	13,792.6	—	—	—	129.3
Liabilities
Customer deposits	12,407.9	12,407.9	—	—	—	—	12,407.9
Bank deposits	33.8	33.8	—	—	—	—	33.8
Employee benefit plans	110.3	110.3	—	—	—	—	110.3
Accrued interest	8.4	8.4	—	—	—	—	8.4
Other liabilities	254.0	115.5	—	—	—	—	115.5
Long-term debt	143.5	143.5	—	—	—	—	143.5
Total liabilities	12,957.8	12,819.3	—	—	—	—	12,819.3

6 Updated on an annual basis only.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 5: Main sources of differences between regulatory exposure amounts and carrying values in financial statements (LI2)

		a	b	c	d	e
	(in millions of $)	Total	Items subject to:
			Credit risk framework	Securitisation framework	Counterparty credit risk framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	13,792.6	13,792.6	—	—	—
2	Liabilities carrying value amount under regulatory scope of consolidation (as per template LI1)	—	—	—	—	—
3	Total net amount under regulatory scope of consolidation	13,792.6	13,792.6	—	—	—
4	Off-balance sheet amounts	1,075.9	1,075.9	—	—	—
5	Differences in valuations	—	—	—	—	—
6	Differences due to different netting rules, other than those already included in row 2	—	—	—	—	—
7	Differences due to consideration of provisions	—	—	—	—	—
8	Differences due to prudential filters	—	—	—	—	—
9	Exposure amounts considered for regulatory purposes	14,868.5	14,868.5	—	—	—

4.5 Minimum Capital Requirement: Pillar 1

As at June 30, 2020, the CET1, Tier 1 and Total capital ratios of the Group were 17.0%, 17.0% and 21.2% respectively.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

The following table provides a general overview of RWAs by type of risk with additional disclosures pertaining thereto in the following sections:

Table 6: Overview of RWA (OV1)

		a	b	c
		RWA		Minimum capital requirements
	(in millions of $)	Jun 30, 2020	Mar 31, 2020	Jun 30, 2020
1	Credit risk (excluding counterparty credit risk) (CCR)	3,646.9	3,529.4	291.7
2	Of which standardised approach (SA)	3,646.9	3,529.4	291.7
3	Of which internal rating-based (IRB) approach	—	—	—
4	Counterparty credit risk	—	—	—
5	Of which standardised approach for counterparty credit risk (SA-CCR)	—	—	—
6	Of which internal model method (IMM)	—	—	—
11	Settlement risk	—	—	—
12	Securitisation exposures in banking book	381.0	401.6	30.5
13	Of which IRB ratings-based approach (RBA)	—	—	—
14	Of which IRB Supervisory Formula Approach (SFA)	—	—	—
15	Of which SA/simplified supervisory formula approach (SSFA)	381.0	401.6	30.5
16	Market risk	—	—	—
17	Of which standardised approach (SA)	—	—	—
18	Of which internal model approaches (IMM)	—	—	—
19	Operational risk	842.1	842.1	67.4
20	Of which Basic Indicator Approach	—	—	—
21	Of which Standardised Approach	842.1	842.1	67.4
22	Of which Advanced Measurement Approach	—	—	—
23	Amounts below the thresholds for deduction (subject to 250% risk weight)	8.9	8.8	0.7
24	Floor adjustment	—	—	—
25	Total (1+4+7+8+9+10+11+12+16+19+23+24)	4,878.8	4,781.9	390.3

RWAs have remained stable over the reporting period.

4.6 Leverage Ratio

The Basel III framework introduced the leverage ratio as a simple, non-risk based measure to restrict the build-up of leverage in the banking sector.

As at June 30, 2020, the leverage ratio for the Group was 6.0%, which is in excess of the 5% regulatory minimum set by the BMA.

The tables below provide a reconciliation of the accounting assets and the leverage ratios denominator, the exposure measure, and the data is presented as the actuals at the end of the two quarters in the first half of 2020:

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 7: Summary comparison of accounting assets vs leverage ratio exposure measure (LR1)

	(in millions of $)	June 30, 2020	March 31, 2020
1	Total consolidated assets as per published financial statements	13,150.7	13,197.4
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	—	—
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(72.7)	(74.3)
4	Adjustments for derivative financial instruments	49.7	91.0
5	Adjustment for securities financing transactions (i.e. repos and similar secured lending)	—	—
6	Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	638.9	485.1
7	Other adjustments	—	—
8	Leverage ratio exposure	13,766.7	13,699.1

Table 8: Leverage ratio common disclosure template (LR2)

	(in millions of $)	June 30, 2020	March 31, 2020
On-balance sheet exposures
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	13,150.7	13,197.4
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(72.7)	(74.3)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	13,078.0	13,123.0
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	14.7	36.4
5	Add-on amounts for PFE associated with all derivatives transactions	20.9	28.6
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	—	—
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	—	—
8	(Exempted CCP leg of client-cleared trade exposures)	—	—
9	Adjusted effective notional amount of written credit derivatives	14.2	26.0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	—	—
11	Total derivative exposures (sum of lines 4 to 10)	49.7	91.0
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	—	—
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	—	—
14	CCR exposure for SFT assets	—	—
15	Agent transaction exposures	—	—
16	Total securities financing transaction exposures (sum of lines 12 to 15)	—	—
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	1,416.1	1,065.8
18	(Adjustments for conversion to credit equivalent amounts)	(777.2)	(580.7)
19	Off-balance sheet items (sum of lines 17 and 18)	638.9	485.1
Capital and total exposures
20	Tier 1 capital	827.5	837.3
21	Total exposures (sum of lines 3, 11, 16 and 19)	13,766.7	13,699.1
Leverage ratio
22	Basel III leverage ratio	6.0%	6.1%
The leverage ratio has remained stable over the period.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

5. Credit Risk Measurement, Mitigation and Reporting

5.1 Credit Risk Overview

Credit risk is inherent in our various lending and business activities. It is defined as the risk that unexpected losses arise as a result of the Bank’s borrowers or market counterparties failing to meet their obligations to repay. The Bank focuses its lending efforts on clients who are looking to establish a full range of financial services with us.

Credit risk is managed through the jurisdictional CRM departments. CRM provides a system of checks and balances for our diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout the Group and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to our use of derivative financial instruments, including foreign exchange contracts and interest rate risk management instruments, which are primarily used to facilitate client transactions. We also use derivatives in the asset and liability management of positions to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. Our derivative contracts principally involve over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date.

Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to CRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The GCC reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The FIC manages counterparty risk in respect of (third party) bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.

As part of the ongoing credit granting process, internal ratings are assigned to commercial clients before credit is extended, based on an assessment of creditworthiness. At least annually, a review of all significant credit exposures is undertaken to identify, at an early stage, clients who might be facing financial difficulties. Internal BRRs are also reviewed during this process. They range from “1” for the strongest credits to “8” for the weakest credits. Above average risk loans receive special attention by both lending officers and CRM. This approach allows management to take remedial action in an effort to deal with potential problems. The BRR reflects the overall credit risk to the Bank of the specific borrower. Individual BRRs are reviewed at least annually, allowing identification of adverse individual borrower and sector trends.

An integral part of the CRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed quarterly to determine the amount necessary to maintain an adequate provision for credit losses.

Credit risk is also managed by requiring collateral. Management’s assessment of the borrower’s creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, mutual funds, U.S. Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Values of variable collateral are monitored on a regular basis to ensure that they are maintained at an appropriate level.

5.2 Credit Risk - Retail and Private Banking

Retail and Private lending activity is split between residential mortgages, personal loans, credit cards and authorised overdrafts. Retail credit risks are managed in accordance with limits and processes set out in the Credit Risk Policies and Guidelines approved by GCC and GRC (and ratified by the Board). The policies set out where specialist underwriting may be needed.

For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and LTV of the residential property. In addition, confirmation of a borrower’s identity is obtained and an assessment of the value of the collateral carried out prior to granting a credit facility. When considering applications the primary focus is placed on the willingness and ability to repay.

For other retail lending products, similar lending policy criteria are used, and each of these products has its own policy and underwriting guidelines to enable decisions on applications for credit and to manage accounts. The factors used are attuned to the lending product in

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020 question, although affordability and credit history are considered in all cases. Ongoing monitoring of all retail and private banking credit is undertaken by the business unit concerned as well as by CRM. In addition, the GCC reviews reports on a weekly basis. In the event that particular exposures show adverse features such as arrears, specialist recovery teams will work with borrowers to resolve the situation.

5.3 Credit Risk - Commercial Banking

Commercial credit risks are managed in accordance with limits and asset quality measures set out in the Credit Risk Policies and Guidelines approved by GCC (and ratified by the Board).

In respect of Commercial Banking, there is a level of delegated sanctioning authority to underwrite certain credit risks based upon an evaluation of the borrower’s experience, track record, financial strength, ability to repay, transaction structure and security characteristics. Lending decisions for large or high risk exposures are based upon a thorough credit risk analysis and the assignment of a BRR and are subject to further approval by the assigned officers in CRM or the GCC.

Consideration is also given to risk mitigation measures which will provide the Bank with protection, such as third-party guarantees, supporting collateral and security, legal documentation and financial covenants. Commercial portfolio asset quality monitoring is based upon a number of measures, including the monitoring of financial covenants, cash flows, pricing movements and variable collateral. In the event that particular exposures begin to show adverse features such as payment arrears, covenant breaches or business trading losses, a full risk reassessment is undertaken. Where appropriate, a specialist recovery team will work with the borrower to resolve the situation. If this proves unsuccessful, the case will be subject to intensive monitoring and management procedures designed to maximise debt recovery.

5.4 Credit Risk - Treasury

Treasury credit risks are managed in accordance with limits, asset quality measures and criteria set out within the policy approved by the GCC and ratified by the Board. The policy also sets out powers which require higher levels of authorisation according to the size of the transaction or the nature of the associated risk. The FIC identifies, assesses, prioritises and manages our risks associated with counterparty exposure to other financial institutions, as well as country-specific exposures.

Exposures to financial institutions arise within the Bank’s investment portfolio and treasury operations. The Bank has treasury operations in all of its banking locations. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and certificates of deposit.

Diversification and avoidance of concentration is emphasized. The Bank establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and CRM. Reports are sent to the FIC, GCC and the GRC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralisation agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or group of transactions.

For its exposure to treasury credit risk, the Bank uses S&P, Fitch and Moody’s as ECAIs as permitted under Basel II for Sovereign, Financial Institutions, Asset-backed Securities, Covered Bonds and Corporate risks. With regard to Financial Institutions and Corporates, the Bank’s preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For Asset-backed Securities, the issue or tranche rating is used.

5.5 Exposures

The following tables analyse the Bank’s regulatory credit risk exposures as at June 30, 2020. Exposures are allocated to specific standardised exposure portfolios determined by the BMA’s Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after Credit Conversion Factors have been applied.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 9: Credit Quality of Assets (CR1)

		a	b	c	d
		Gross carrying values of		Allowances / impairments	Net values (a+b-c)
	(in millions of $)	Defaulted exposures	Non-defaulted exposures
1	Loans	73.3	4,984.7	40.2	5,017.9
2	Debt securities	—	922.1	—	922.1
3	Off-balance sheet exposures	—	1,188.4	—	1,188.4
4	Total	73.3	7,095.3	40.2	7,128.4

Defaulted exposures noted above are those for which the accrual of interest has been discontinued.

Table 10: Analysis of Exposures

		Average Exposure	Position at
	(in millions of $)	2020	Jun 30, 2020
1	Cash	70.3	69.8
2	Claims on Sovereigns	1,613.7	1,316.2
3	Claims on Public Sector Entities	108.6	101.9
4	Claims on Corporates	820.9	928.3
5	Claims on Banks and Securities Firms	1,870.3	1,914.5
6	Securitisations	4,421.4	4,332.0
7	Retail Loans	247.5	230.3
8	Residential Mortgages	3,141.4	3,123.0
9	Commercial Mortgages	670.9	680.2
10	Past Due Loans	62.8	77.3
11	Other Balance Sheet Exposures	280.5	282.0
12	Non-Market Related Off Balance Sheet Credit exposures	525.3	638.9
13	Market Related Off Balance Sheet Credit Exposures	78.5	49.7
14	Total	13,912.0	13,744.1

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 11: Geographic Distribution of Exposures

	(in millions of $)	Bermuda	Caribbean	Channel Islands & UK	Other	Total
1	Cash	43.2	26.6	—	—	69.8
2	Claims on Sovereigns	226.4	118.9	970.9	—	1,316.2
3	Claims on Public Sector Entities	101.9	—	—	—	101.9
4	Claims on Corporates	715.7	105.1	107.5	—	928.3
5	Claims on Banks and Securities Firms	343.8	709.9	854.2	6.6	1,914.5
6	Securitisations	2,084.2	1,971.9	275.9	—	4,332.0
7	Retail Loans	93.9	72.5	63.9	—	230.3
8	Residential Mortgages	1,059.6	586.8	1,476.6	—	3,123.0
9	Commercial Mortgages	302.7	175.2	202.3	—	680.2
10	Past Due Loans	66.0	1.7	9.6	—	77.3
11	Other Balance Sheet Exposures	135.8	61.3	74.2	10.7	282.0
12	Non-Market Related Off Balance Sheet Credit exposures	175.8	193.5	269.6	—	638.9
13	Market Related Off Balance Sheet Credit Exposures	13.9	6.4	29.4	—	49.7
14	Total	5,362.9	4,029.8	4,334.1	17.3	13,744.1

Table 12: Residual Maturity Breakdown of Exposures

	(in millions of $)	Up to 12 months	1-5 years	More than 5 years	No specific maturity	Total
1	Cash	69.8	—	—	—	69.8
2	Claims on Sovereigns	1,117.3	35.9	163.0	—	1,316.2
3	Claims on Public Sector Entities	29.6	—	72.3	—	101.9
4	Claims on Corporates	582.6	198.5	147.2	—	928.3
5	Claims on Banks and Securities Firms	1,914.5	—	—	—	1,914.5
6	Securitisations	—	7.6	4,324.4	—	4,332.0
7	Retail Loans	103.8	62.9	63.6	—	230.3
8	Residential Mortgages	345.7	1,191.5	1,585.8	—	3,123.0
9	Commercial Mortgages	32.9	157.7	489.6	—	680.2
10	Past Due Loans	24.9	7.4	45.0	—	77.3
11	Other Balance Sheet Exposures	—	—	—	282.0	282.0
12	Non-Market Related Off Balance Sheet Credit exposures	638.9	—	—	—	638.9
13	Market Related Off Balance Sheet Credit Exposures	49.7	—	—	—	49.7
14	Total	4,909.7	1,661.5	6,890.9	282.0	13,744.1

The above table shows residual maturity of exposures stated on a contractual, rather than an expected basis and does not take into account the cash flows payable or receivable over the life of the exposure.

The table below details the mappings between the main ECAI used by the Bank and the credit quality steps used to determine the risk-weightings applied to rated counterparties. Where no external rating is used in the RWA calculation, the unrated credit quality step applies.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 13: ECAI Mapping

Credit quality step	Fitch's assessment	Moody's assessment	S&P assessment
Step 1	AAA to AA-	Aaa to Aa3	AAA to AA-
Step 2	A+ to A-	A1 to A3	A+ to A-
Step 3	BBB+ to BBB-	Baa1 to Baa3	BBB+ to BBB-
Step 4	BB+ to BB-	Ba1 to Ba3	BB+ to BB-
Step 5	B+ to B-	B1 to B3	B+ to B-
Step 6	CCC+ and below	Caa1 and below	CCC+ and below

The tables below detail the standardised portfolio exposure pre- and post-credit risk mitigation by the credit quality steps:

Table 14: Sovereign Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	—%	1,196.9	1,196.9
2	20%	116.0	—
3	50%	—	—
4	100%	3.3	3.3
5	100%	—	—
6	150%	—	—
Total		1,316.2	1,200.2

Table 15: Public Sector Entity Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	—	—
2	50%	101.9	44.7
3	100%	—	—
4	150%	—	—
Total		101.9	44.7

Table 16: Corporate Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	—	—
2	50%	1.8	—
3	100%	897.1	467.4
4	150%	29.4	29.4
Total		928.3	496.8

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 17: Banks and Securities Firms Exposure Mapping

Credit Quality Step	Risk Weight %	Exposure Value	Exposure Value after CRM
1	20%	1,719.9	1,719.9
2	50% / 20%	—	—
3	50% / 20%	11.9	11.9
4	100% / 50%	182.7	182.7
Total		1,914.5	1,914.5
5.6 Impairment Provisions

Impairment of Financial Assets

Starting on January 1, 2020 the Bank adopted Accounting Standards Update 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a CECL model which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and HTM debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on AFS securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (or recoveries) in the consolidated statements of operations.

The Bank's PCI loans outstanding as at January 1, 2020 are now classified as PCD loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.

The Bank has not restated comparative information previously accounted for under the incurred loss and the PCI models. The total adjustment resulting from the adoption of this methodology on the opening balance of the Bank’s accumulated deficit as at January 1, 2020 was a negative adjustment of $7.8 million relating to the Bank's loan portfolio.

In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of this January 1, 2020 CECL adoption impact of $7.8 million on its regulatory capital over a period of 5 years.

Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of: the respective instrument’s PD, LGD and EAD. For AFS securities, any allowance for credit losses is based on an impairment assessment.

Past Due, Non-accrual, TDR and Impaired Loans

Detailed information regarding the definitions of past due, non-accrual, TDRs and impaired loans can be found in Note 2 (I. Loans) of the Bank’s Consolidated Financial Statements for the year ended December 31, 2019. The definitions for past due, non-accrual, TDRs and impaired loans are the same for both accounting and regulatory purposes.

The following table shows the past due loans and allowances for impaired exposures and charges to the consolidated statement of operations for the period ended June 30, 2020. The amounts shown as delinquent represent the full amount of the loan outstanding, not just the amount that is delinquent:

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 18: Loan Exposures

	(in millions of $)	Commercial Loans	Commercial Real Estate Loans	Consumer Loans	Residential Mortgage Loans	Total
1	Neither past due nor impaired	888.2	732.5	221.9	3,010.3	4,852.9
2	Impaired but not delinquent	1.9	3.9	—	92.5	98.4
3	Delinquent:	18.2	5.8	3.4	79.3	106.8
4	30 to 59 Days	0.1	—	0.6	12.3	13.1
5	60 to 89 Days	—	0.8	0.4	5.9	7.1
6	Over 90 Days	18.1	5.0	2.4	61.2	86.6
7	Total Exposures (1+2+3)	908.4	742.2	225.4	3,182.1	5,058.1
8	Allowances for expected credit losses	(14.9)	(2.2)	(5.5)	(17.6)	(40.2)
9	Net Exposures (7+8)	893.4	740.0	219.9	3,164.5	5,017.9
10	Provision taken (released) during the period	3.6	(0.3)	2.0	4.1	9.4

Table 19: Change in stock of defaulted loans and debt securities (CR2)

	(in millions of $)	Total
1	Defaulted loans and debt securities at end of the previous reporting period	50.4
2	Loans and debt securities that have defaulted since the last reporting period	24.7
3	Returned to non-defaulted status	0.9
4	Amounts written off	1.5
5	Other changes	0.6
6	Defaulted loans and debt securities at end of the reporting period (1+2-3-4±5)	73.3

The increase in defaulted loans during the first half of 2020 was driven by one commercial loan and a number of residential mortgages in Bermuda. Further details of the Bank’s past due, non-accrual, TDR and impaired loans can be found in Note 6 of the Bank’s June 2020 consolidated financial statements.

Allowance for Credit Losses

The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit-related losses in its lending and off-balance sheet credit-related arrangements at the balance sheet date.

For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in the current-loan specific risk characteristics such as differences in underwriting practices, vintage, portfolio mix, delinquency level, term as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values for periods beyond the reasonable and supportable forecast period.

The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. The Bank has identified the following portfolio segments: Residential mortgages, Consumers loans (including overdrafts), Commercial loans, Commercial overdrafts, Commercial real estate loans and Credit cards. For Loans and overdrafts, Management uses a probability of default and loss-given-default model to estimate the allowance for credit losses, and a loss-rate. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. For Credit cards, Management uses a loss rate to estimate expected credit losses.

Expected credit losses are estimated over the contractual term of the loans. The contractual term excludes potential extensions, renewals and modifications unless management has a reasonable expectation at the reporting date that the extension or renewal options included in the original contract will occur or that a troubled debt restructuring will be executed. Credit card receivables do not have stated maturities, therefore establishing a contractual term is performed by using analytical approximation of behavior.

The following table summarizes the movement in the allowance for expected credit losses for the six-month period to June 30, 2020:

Table 20: Loan Allowances

	(in millions of $)	Commercial Loans	Commercial Real Estate Loans	Consumer Loans	Residential Mortgage Loans	Total
1	Balance at the beginning of period, before change in accounting policy	7.3	1.5	1.5	13.3	23.6
2	Cumulative effect from change in accounting policy	4.1	1.0	2.5	0.2	7.8
3	Provision increase (decrease)	3.6	(0.3)	2.0	4.1	9.4
4	Recoveries of previous charge-offs	—	—	0.5	0.2	0.7
5	Charge-offs	—	—	(1.0)	(0.4)	(1.3)
6	Other	(0.1)	—	—	0.1	0.1
7	Allowances for expected credit losses at end of period	14.9	2.2	5.5	17.6	40.2

5.7 Credit Risk Concentrations

Concentration Risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Bank’s capital, total assets or overall risk level) to threaten the Bank’s health or ability to maintain core operations.

The management of concentration risk is addressed in the first instance by the Group’s large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The CRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, the GRC and RPCC.

The factors taken into consideration when assessing concentration risk are as follows:

▪single or linked counterparty;
▪industry or economic sector (e.g. hospitality, property development, commercial office building investment);
▪geographic region;
▪product type;
▪collateral type;
▪maturity date (whether of the facility or of interest rate fixes).

5.7.1  Counterparty Concentration is the risk associated with assuming a high level of exposure to a single counterparty, the failure of which could have an adverse impact on the Bank.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Large exposures are reviewed quarterly by the GRC and RPCC for the loan portfolio and the treasury / investment portfolios. CRM and Treasury work closely together on daily treasury positions and exceptions.
All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board as a part of this process. The review of large exposures considers:

▪Facility total;
▪Any link with other facilities;
▪Total linked facility being within guidelines;
▪BRR;
▪Security value on the facility;
▪LTV percentage against minimum security covenants.
5.7.2  Industry Concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g. a portfolio made up of a large number of small individual loans where all the counterparties are steel producers. Due to the nature of the Group’s client base, industry exposure in this traditional sense is not a relevant risk. It is recognised that our exposure to the property, insurance and fund sectors could be classified as an industry concentration, and our exposure to the property sectors in Bermuda, Cayman, the Channel Islands and the UK are more properly addressed through the concentration risk factors described below.
5.7.3  Geographic Concentration of the book is monitored as follows:

▪Reports are generated which provide details of all the property loan exposure of the Bank. Through this, loans are subdivided into regional exposure.
▪From this, the percentage breakdown per region of the Bank’s property exposure is analysed and reported to the GRC and RPC. Assessment of the exposure allows the committees to decide whether the Bank should decline further lending in any area in which it is becoming over-weighted.

The geographic distribution of loans by origination is presented in Section 5.5 above.

5.7.4  Product Concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Bank vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced.
Butterfield operates as a full service bank in Bermuda and Cayman and aims to satisfy the requirements of its customers in these communities through the range of products and services it offers. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios which comprise 62.9% of the Group’s loan book; in Bermuda residential mortgage lending makes up 53.3% of the Bermuda loan book, and loans for many purposes (education, business support, family requirements) are made in the form of residential mortgages.
Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.

5.7.5  Collateral Concentration considers whether the Bank’s loan book is secured by a limited number of collateral types. An example of this would be when a large value of loans to a diversified group of borrowers is all secured by shares in the same company or by the shares of various companies within the same industry sector. Any decline in the value of these shares or in the performance of the sector as a whole could have an adverse impact on the Bank’s security position across all affected borrowers.

The most obvious and relevant example of collateral concentration is the Bank’s exposure to real estate property values. Ignoring cash-backed facilities, the largest collateral concentrations within the portfolio are to residential and commercial property. The greatest risk with collateral concentration is that the value of the security could be severely reduced. To simulate this, the Bank’s stress testing process incorporates a scenario in which all real estate collateral is devalued by factors as high as 30%.

5.7.6  Maturity concentration has been classified as the concentration of loans that are either:

▪Maturing at any similar time, leading to a sudden fall in the value of the portfolio and the income that this generates; or
▪Have fixed interest rates that are approaching maturity at similar times, potentially impacting the repayment obligations on the borrowers (if rates have subsequently risen) and therefore the risk of default in the affected portfolio.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

5.8 Credit Risk Mitigation

The Bank uses a wide range of techniques to reduce credit risk of its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. However, the risk can be further mitigated by obtaining security for the funds advanced.

The following tables reflect the split between the Banks’ secured and unsecured exposures as well the effects of the credit risk mitigation techniques utilised.

Table 21: Credit Risk Mitigation Techniques - overview (CR3)

		a	b	c	d	e	f	g
		Exposures unsecured: carrying amount	Exposures secured by collateral	Exposures secured by collateral, of which: secured amount	Exposures secured by financial guarantees	Exposures secured by financial guarantees, of which: secured amount	Exposures secured by credit derivatives	Exposures secured by credit derivatives, of which: secured amount
1	Loans	315.9	4,701.9	4,701.9	—	—	—	—
2	Debt securities	922.1	—	—	—	—	—	—
3	Total	1,238.1	4,701.9	4,701.9	—	—	—	—
4	Of which defaulted	—	73.3	73.3

The decrease in loan exposures and debt securities compared with December 31, 2019, is due primarily to the translation of Channel Islands GBP loans at lower USD exchange rates.

Table 22: Standardised Approach - Credit Risk Exposure and Credit Risk Mitigation Effects (CR4)

		a	b	c	d	e	f
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA Density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWA	RWA Density
1	Cash	69.8	—	69.8	—	0.5	0.7%
2	Claims on Sovereigns	1,316.2	—	1,200.2	—	3.3	0.3%
3	Claims on Public Sector Entities	101.9	—	44.7	—	22.3	50.0%
4	Claims on Corporates	928.3	—	496.8	—	511.5	103.0%
5	Claims on Banks and Securities Firms	1,914.5	—	1,914.5	—	438.9	22.9%
6	Securitisations	4,332.0	—	1,905.1	—	381.0	20.0%
7	Retail Loans	230.3	—	198.1	—	164.5	83.0%
8	Residential Mortgages	3,123.0	—	2,936.2	—	1,118.1	38.1%
9	Commercial Mortgages	680.2	—	680.2	—	680.2	100.0%
10	Past Due Loans	77.3	—	77.3	—	116.0	150.0%
11	Other Balance Sheet Exposures	282.0	—	282.0	—	282.6	100.2%
12	Non-Market Related Off Balance Sheet Credit exposures	—	1,416.1	—	638.9	276.5	43.3%
13	Market Related Off Balance Sheet Credit Exposures	—	49.7	—	49.7	32.6	65.6%
14	Total Standardised Approach	13,055.5	1,465.8	9,804.8	688.6	4,027.9	38.4%

RWAs and RWA density have remained stable over the reporting period.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 23: Standardised Approach - exposures by asset classes and risk weights (CR5)

		a	b	c	d	e	f	g	h
	Risk Weight Asset Classes	—%	20%	35%	50%	75%	100%	150%	Total credit exposures amount (post CCF and post-CRM)
1	Cash	67.3	2.5	—	—	—	—	—	69.8
2	Claims on Sovereigns	1,196.9	—	—	—	—	3.3	—	1,200.2
3	Claims on Public Sector Entities	—	—	—	44.7	—	—	—	44.7
4	Claims on Corporates	—	—	—	—	—	467.4	29.4	496.8
5	Claims on Banks and Securities Firms	—	1,731.8	—	180.3	—	2.4	—	1,914.5
6	Securitisations	—	1,905.1	—	—	—	—	—	1,905.1
7	Retail Loans	—	—	—	—	134.6	63.6	—	198.1
8	Residential Mortgages	—	—	2,710.3	—	226.0	—	—	2,936.2
9	Commercial Mortgages	—	—	—	—	—	680.2	—	680.2
10	Past Due Loans	—	—	—	—	—	—	77.3	77.3
11	Other Balance Sheet Exposures	—	—	—	—	—	280.8	1.2	282.0
12	Non-Market Related Off Balance Sheet Credit exposures	215.8	76.3	98.0	42.7	2.1	204.0	—	638.9
13	Market Related Off Balance Sheet Credit Exposures	—	15.0	—	9.8	—	24.9	—	49.7
14	Total Standardised Approach	1,480.0	3,730.7	2,808.3	277.5	362.7	1,726.4	107.9	10,493.5

Residential mortgages

Residential property is the Bank’s main source of collateral and means of mitigating credit risk inherent in the residential mortgage portfolio. All mortgage lending activities are supported by an appropriate form of valuation using an independent firm of valuers.

All residential property must be insured to cover property risks through a third party.

Commercial

Commercial property is the Bank’s primary source of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security:

Life insurance policies	Credit balances	Assignments
Shares	Guarantees	Equitable charges
Debentures	Chattel mortgages	Charges over residential property

For property-based lending, supporting information such as professional valuations are an important tool to help determine the suitability of the property offered as security and, in the case of investment lending, generating the cash to cover interest and principal payments.

All standard documentation is subject to in-house legal review and sign-off in order to ensure that the Bank’s legal documentation is robust and enforceable. Documentation for large advances may be specifically prepared by independent solicitors. Insurance requirements are always fully considered as part of the application process and the Bank ensures that appropriate insurance is taken out to protect the property against an insurable event.

Treasury

Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

The ISDA Master Agreement is the Bank’s preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances.

The Bank’s legal documentation with its counterparties for derivative transactions grants legal rights of set-off for those transactions. Accordingly, for credit exposure purposes, negative market values on derivatives will offset positive market values on derivatives with the same counterparty in the calculation of credit risk, subject to an absolute exposure by counterparty.

From January 1, 2017, the EAD value to the counterparty is measured under the SA-CCR method (previously the Current Exposure Method). The EAD value is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.

The following table shows the exposures to counterparty credit risk for derivative contracts as at June 30, 2020:

Table 24: Analysis of CCR exposure by approach (CCR1)

		a	b	c	d	e	f
		Replacement cost	Potential Future Exposure	EEPE	Alpha used for computing regulatory EAD 1	EAD post-CRM	RWA
1	SA-CCR (for derivatives) 2	14.7	20.9		—	49.7	32.6
2	Internal Model Method (for derivatives and SFTs)			—	—	—	—
3	Simple Approach for credit risk mitigation (for SFTs)					—	—
4	Comprehensive Approach for credit risk mitigation (for SFTs)					—	—
5	VaR for SFTs					—	—
6	Total						32.6

5.9 Securitisations

The Bank has not, to date, securitised assets that it has originated. The Bank’s total exposure to purchased securitisation positions as at June 30, 2020 was $4.3 billion by carrying value, with U.S. government and federal agencies accounting for the majority of this exposure. Refer also Table 26 below.

Table 25: Securitisation exposures in the banking book (SEC1)

	(in millions of $)	Carrying Value
1	Retail	4,316.2
2	Of which residential mortgages	4,303.3
3	Of which other retail exposures	12.9
4	Wholesale	4.7
5	Of which commercial mortgages	4.7
6	Total	4,320.9

A combination of ratings published by Fitch, Moody’s and S&P are used to derive the external rating to be used under the standardised approach for securitisation exposures. In line with the BMA’s Revised Framework for Regulatory Capital Assessment, where two credit assessments by ECAIs are available, the less favourable of the two credit assessments is applied. Where more than two credit assessments are available, the two most favourable credit assessments are used and where the two most favourable assessments are different, the less favourable of the two is applied.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

The following table shows the aggregate amount of the bank’s purchased securitisations as at June 30, 2020 broken down by risk weighting:

Table 26: Securitisation Exposures in the Banking Book and Associated Capital Requirements - Bank Acting as Investor (SEC4)

		a	b	c	d	e	h	l	p
		Exposure values (by RW bands)					Exposure values (by regulatory approach)	RWA (by regulatory approach)	Capital charge after cap
		≤ 20% RW	> 20% to 50% RW	> 50% to 100% RW	> 100% to 1250% RW	1250% RW	SA / SSFA	SA / SSFA	SA / SSFA
1	Total exposures	4,332.0	—	—	—	—	4,332.0	381.0	30.5
2	Traditional securitisation	4,332.0	—	—	—	—	4,332.0	381.0	30.5
3	Of which securitisation	4,332.0	—	—	—	—	4,332.0	381.0	30.5
4	Of which retail underlying	4,326.9	—	—	—	—	4,326.9	380.0	30.4
5	Of which wholesale	5.1	—	—	—	—	5.1	1.0	0.1
6	Of which re-securitisation	—	—	—	—	—	—	—	—
7	Of which senior	—	—	—	—	—	—	—	—
8	Of which non-senior	—	—	—	—	—	—	—	—

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

6. Market and Liquidity Risk

6.1 Market Risk Overview

Market risk is the risk of a loss in earnings or decrease in value of the Group’s balance sheet due to adverse movements in market factors such as interest rates, foreign exchange rates, credit spreads and equity prices.

Market risk exposures are generally calculated and monitored independently of each other. All market risks are monitored closely and regularly reported to GALCO by the Group Market Risk function, within the Risk Management group.

6.2 Interest Rate Risk

Interest rate risk is our exposure to movements in interest rates. Such risk is a normal part of banking and exposure to it can be an important source of profitability and shareholder value. However, where risk is excessive, the threat to earnings and capital can be significant. Changes in interest rates affect earnings by changing net income as well as the level of other interest-sensitive income and expenses. Such changes also affect underlying value of assets, liabilities and off balance-sheet instruments, and hence the economic value of the Bank, since the present value of future cash flows changes as interest rates shift. With respect to investments, this risk only arises in the banking book, as the Bank does not run a trading book.

According to the BMA “an institution’s trading book consists of positions in financial instrument and commodities held either with the intention of trading or in order to hedge other elements of the banking book. Positions not assigned to the trading book fall into the banking book.” Further, “each licensed institution must agree a trading book policy statement with the Authority. This includes the case of institutions seeking exemption from the detailed market risk calculation since exemption is dependent on receipt by the Authority of such a statement.” As such, the Bank has submitted a policy statement to the BMA which declares the activities of the Group as non-trading.

The principal objective of our interest rate risk management is to maximise profit potential while minimising exposure to changes in interest rates. Our actions in this regard are taken under the guidance of GALCO. The committee is actively involved in formulating the economic assumptions that we use in our financial planning and budgeting processes and establishes policies which control and monitor the sources, uses and pricing of funds. From time to time, we utilise hedging techniques to reduce interest rate risk. GALCO uses interest income simulation and economic value of equity analysis to measure inherent risk in our balance sheet at specific points in time.

Appetite for interest rate risk is documented in the Bank’s policies on market risk and investments. This includes the completion of stress testing on at least a quarterly basis of the impact of an immediate and sustained shift in interest rates of +/- 200 basis points on Net Interest Income, Economic Value of Equity and the ratio between Tangible Total Equity and Average Tangible Assets.

Key modelling and parametric assumptions used in calculating ∆EVE and ∆NII in the table below include:
▪The average repricing maturity of deposits is the product of the modelled maturity of deposits and their sensitivity to market rate movements. These models are calibrated based on historical observations, industry benchmarking and expert judgement. The models are also subjected to periodic back-testing and challenge/reaffirmation.
▪Loan prepayment rates are calibrated from historical observations and expert judgement.
▪For U.S. Agency Mortgage Backed Securities, which constitute the majority of the Bank’s investment portfolio, we use models developed by an external service provider. The outcomes of these models are periodically challenged using two different industry prepayment models and fitted as necessary.
▪Commercial margins are included in the calculation of EVE.
▪The Bank does not perform any aggregation across currencies. Risk metrics are calculated for each balance sheet item at the individual level using yield curves and discount factors applicable to the item's original currency.
▪Average and longest repricing maturities assigned to non-maturity deposits are 4.5 and 6 years respectively

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 27: Quantitative information on IRRBB (IRRBB1)7

	∆EVE		∆NII
(in millions of $)	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Parallel up	(99.9)	(92.4)	23.3	26.4
Parallel down	11.5	(150.8)	(17.2)	(59.6)
Steepener	(88.4)	(102.1)
Flattener	(6.2)	(21.5)
Short rate up	14.9	20.0
Short rate down	10.1	(35.9)
Maximum	99.9	150.8	23.3	59.6
	Dec 31, 2019		Dec 31, 2018
Tier 1 capital	827.5		846.0
The Bank’s balance sheet is structurally asset sensitive i.e. all else being equal, the NII is set to increase as market rates rise. This is an effect of a very sticky deposit base at a low remuneration, with a significant portion in non-interest bearing accounts, combined with a high proportion of floating rate loans and cash equivalents on the balance sheet.

USD rates decreased in 2019, in particular the short-term rates were driven by three cuts in the U.S. Federal Reserve rate. Despite this, the Bank's NII still increased 0.08% in 2019 to $345 million, in part due to the acquisition of ABN AMRO (Channel Islands) but also due to mitigating actions taken as part of the Bank’s 2018/9 strategy to reduce NII sensitivity i.e. locking in fixed-rate investments and loans. These actions, as evidenced above, have materially reduced our exposure to downside risk this year.

Further, as a result of the acquisition of ABN AMRO (Channel Islands), the Bank has a significant amount of short-term assets to be redeployed into longer duration assets as the new deposits are seasoned.

Subsequent to the calculation of the above interest rate shock scenarios for year-end 2019, the U.S. Federal Reserve cut rates twice from 1.75% to 0.25% (effectively zero) in March 2020 in response to the 2020 COVID-19 health crisis. As a result, this significantly changed the interest rate sensitivity of the Bank’s balance sheet, however, it is currently positioned to benefit from both up and down interest rate scenarios as negative rates would be charged on deposits whilst fixed rate assets would continue to generate revenue.

If any of the parameters established by policy are exceeded, GALCO will provide a plan to executive management to bring the exposure back within tolerance under advice from the Board. The plan does not have to bring the exposure back within limit immediately, but must adjust the exposure within Board and Management approved timeframes.

Additional details are given in the Risk Management Report in the Bank’s Annual Report for the year ended December 31, 2019.

6.3 Foreign Exchange Risk

The Bank holds various non-Bermuda Dollar (“BMD”) denominated assets and liabilities and maintains investments in subsidiaries whose domestic currency is either not the BMD or their domestic currency is not pegged to the U.S. Dollar (“USD”). The domestic currencies of Bermuda, the Cayman Islands and The Bahamas are all pegged to the USD; although that does not mean that will always remain the case. Assets and liabilities denominated in currencies other than BMD or USD are translated to USD at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statement of operations. Assets and liabilities of subsidiaries outside of Bermuda are translated at the rate of exchange prevailing on the balance sheet date while associated revenues and expenses are translated to USD at the average rate of exchange prevailing through the accounting period. Unrealised translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders’ equity within accumulated other comprehensive loss. Such gains or losses are recorded in the consolidated statement of operations only when realised. Our foreign currency subsidiaries may give rise to significant foreign currency translation movements against the BMD. We also provide foreign exchange services to our clients, principally in connection with our community banking and wealth management businesses, and effect other transactions in non-BMD currencies. Foreign currency volatility and fluctuations in exchange rates may impact the value of non-BMD denominated assets and liabilities and raise the potential for losses resulting from foreign currency trading positions where aggregate obligations to purchase and sell a currency other than BMD or USD do not offset one another, or offset each other in different time periods. If the policies and procedures we have in place to assess and mitigate potential impacts of foreign exchange volatility are not followed, or are not effective to mitigate such risks, our results and earnings may be negatively affected.

7 Updated on an annual basis only

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

The Bank maintains a clearly articulated foreign exchange risk exposure tolerance framework which limits exposures to select currencies. A full definition of the tolerance framework is contained in the Bank’s Market Risk Management Policy and its associated standards.

Note 13 of the Consolidated Financial Statements as at June 30, 2020 provides details of the Bank’s foreign exchange and other derivative instruments as at that date.

6.4 Liquidity Risk

The objectives of liquidity risk management are to ensure that the Group can meet its cash flow requirements and capitalise on business opportunities on a timely and cost effective basis. Liquidity is defined as the ability to hold and/or generate cash adequate to meet the Bank's needs for day-to-day operations and material long and short-term commitments. Liquidity risk is the risk of potential loss if the Bank were unable to meet its funding requirements at a reasonable cost.

Liquidity is monitored and managed at each banking jurisdictional level and on a group-wide basis. The Group treasury functions, located in Bermuda, Cayman Islands, Guernsey, Jersey and the United Kingdom, manage day-to-day liquidity. The Group Market Risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. Liquidity is managed based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. The objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Bank adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Group manages liquidity against internal limits established by the Market Risk Management Policy and its related Liquidity Risk Standard and quarterly stress testing methodology.

The balance sheet includes loans representing 38.2% of total assets as at June 30, 2020. Further, at that date there were significant sources of liquidity within the balance sheet in the form of cash and cash equivalents, short-term investments and investments amounting to $7.7 billion, or 58.7%, of total assets.

An important element of the liquidity management is the liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that liquidity is maintained during periods of stress. This plan takes into consideration a variety of scenarios that could challenge liquidity. These scenarios include specific and systemic events that can impact on-and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.

There is no central bank in Bermuda and thus there is no ‘lender of last resort’, and neither does the Bank have committed standby facilities in its favour. The Bank does have access to funding from the inter-bank market on an uncommitted basis and also have put in place formalised but uncommitted repurchase and collateralised facilities with counterparties which enable it to access funding on a secured basis. However, in a financial crisis, access to some of these liquidity sources may be restricted or the Bank may not be able to access them at all. Another source of liquidity for the Bank is the ability to draw funding from capital markets globally. The availability and cost of these funds are influenced, in part, by the Bank's credit rating; as a result, a downgrade in the Bank's credit ratings could have an adverse impact on its liquidity funding and the cost thereof. Similarly, a downgrade in Bermuda’s sovereign credit rating could also adversely affect the Bank's ability to access liquidity.

6.4.1  Liquidity Coverage Ratio

The objective of the LCR is to promote the short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate stock of unencumbered high quality liquid assets that can easily be converted into cash to meet its liquidity needs in an acute stress scenario lasting for 30 days. The BMA requires Bermuda banks to maintain a minimum LCR of 100% from January 1, 2019. The Bank is in compliance with this requirement as at June 30, 2020.

Data is presented as the simple average of the six monthly observations over the first half of 2020. HQLA is comprised predominantly of US and UK sovereign debt and US government and federal agency securities whilst customer deposits remain the primary source of funding.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 28: LCR Disclosure Template (LIQ1)

		a	b
	(in millions of $)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
1	Total HQLA		5,711.9
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	2,272.9	231.5
3	Stable deposits	—	—
4	Less stable deposits	2,272.9	231.5
5	Unsecured wholesale funding, of which:	7,770.3	6,139.9
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	370.2	91.9
7	Non-operational deposits (all counterparties)	7,384.3	6,040.0
8	Unsecured debt	15.8	8.1
9	Secured wholesale funding	—	1.4
10	Additional requirements, of which:	741.2	178.7
11	Outflows related to derivative exposures and other collateral requirements	21.2	20.1
12	Outflows related to loss of funding of debt products	—	—
13	Credit and liquidity facilities	720.0	158.6
14	Other contractual funding obligations	1.2	1.2
15	Other contingent funding obligations	143.3	7.2
16	TOTAL CASH OUTFLOWS		6,559.9
Cash inflows
17	Secured lending (eg reverse repo)	880.4	725.6
18	Inflows from fully performing exposures	1,350.4	1,201.4
19	Other cash inflows	1.3	1.2
20	TOTAL CASH INFLOWS	2,232.1	1,928.2
			Total adjusted value
21	Total HQLA		5,711.9
22	Total net cash outflows		4,631.7
23	Liquidity coverage ratio (%)		123%

The average LCR for the first half of 2020 trended lower by 13% compared to the second half of 2019. This was driven primarily by the move from term and call notice accounts into call deposits.

6.4.2 Net Stable Funding Ratio

The objective of the NSFR is to require banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities over a one year horizon. The BMA requires Bermuda banks to maintain a minimum NSFR of 100% from implementation on January 1, 2018. The Bank is in compliance with this requirement as at June 30, 2020.

Data is presented as the simple average of the two quarterly observations over the first half of 2020.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

Table 29: NSFR Disclosure Template (LIQ2)

		a	b	c	d	e
		Unweighted value by residual maturity				Weighted value
	(in millions of $)	No maturity*	<6 months	6 months to <1 year	≥1 year
Available stable funding (ASF) item
1	Capital:	—	—	—	1,098.5	1,098.5
2	Regulatory capital	—	—	—	948.5	948.5
3	Other capital instruments	—	—	—	150.0	150.0
4	Retail deposits and deposits from small business customers:	2,588.6	350.2	111.0	46.2	2,791.1
5	Stable deposits	—	—	—	—	—
6	Less stable deposits	2,588.6	350.2	111.0	46.2	2,791.1
7	Wholesale funding:	4,726.6	3,787.5	69.3	5.2	1,243.1
8	Operational deposits	—	358.7	—	—	179.4
9	Other wholesale funding	4,726.6	3,428.8	69.3	5.2	1,063.7
10	Liabilities with matching interdependent assets	—	—	—	—	—
11	Other liabilities:	—	312.6	3.9	37.6	39.5
12	NSFR derivative liabilities	—	19.1	—	—	—
13	All other liabilities and equity not included in the above categories	—	293.4	3.9	37.6	39.5
14	Total ASF	—	—	—	—	5,172.2
Required stable funding (RSF) item
15	Total NSFR high-quality liquid assets (HQLA)					460.3
16	Deposits held at other financial institutions for operational purposes	19.0	—	—	—	19.0
17	Performing loans and securities:	(68.5)	1,587.0	410.2	4,167.5	3,657.1
18	Performing loans to financial institutions secured by Level 1 HQLA	—	—	—	—	—
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	(75.6)	1,062.7	3.4	—	149.8
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	—	343.8	169.4	1,727.6	1,679.4
21	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	—	—	—	—	—
22	Performing residential mortgages, of which:	—	180.5	237.2	2,292.3	1,698.8
23	With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	—	180.5	237.2	2,292.3	1,698.8
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	7.1	—	0.2	147.6	129.1
25	Assets with matching interdependent liabilities	—	—	—	—	—
26	Other liabilities:	—	462.2	2.9	38.1	460.7
27	Physical traded commodities, including gold	—				—
28	Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		—	—	—	—
29	NSFR derivative assets		24.1	—	—	20.3
30	NSFR derivative liabilities before deduction of variation margin posted		19.1	—	—	3.8
31	All other assets not included in the above categories	—	418.9	2.9	38.1	436.6
32	Off-balance sheet items		—	—	1,240.9	38.8
33	Total RSF					4,636.0
34	Net Stable Funding Ratio (%)					112%
* Items to be reported in the "no maturity" time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities and physical traded commodities.

The average NSFR has remained stable over the period.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

7. Operational Risk

In providing services, the Bank is exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events.

The Bank views the management of operational risk as integral to its objective of creating and maintaining shareholder value. Risk management requires the consideration of the risk/reward relationship in both the management of existing activities and the execution of all new business strategies. Our success is also dependent, in part, upon maintaining our reputation as a well-managed institution with shareholders, existing and prospective clients, creditors, and regulators. In order to maintain this reputation, we seek to minimise the frequency and severity of operational losses associated with compliance and fiduciary matters, product, process, technology failures, and business continuity.

Operational risk is mitigated through effective internal controls embedded in our business activities and our risk management practices, which are designed to continuously re-assess the effectiveness of these controls in order to keep the risk we assume at levels appropriate to our risk appetite as approved by the Board. Our overall approach is based on the following four guiding principles:

▪Assessing risks is a day-to-day business activity that is the concern of every employee;
▪Decisions are based on an assessment of all relevant operational risks;
▪Risk decisions shall be made at the appropriate level based on clear lines of responsibility and delegated authority; and
▪Unnecessary risks shall be avoided.

Data on operational losses and any significant control failures incurred are captured through an incident reporting process. These events are reported to both the GRC and RPC, which assess the sufficiency of the corrective actions taken by management to prevent recurrence. Both committees also receive regular reporting on actual performance against established risk tolerance metrics.

For the purposes of calculating its operational risk capital requirements, the Bank has adopted the Standardised Approach as set out in the Basel Capital Accord. Under this, gross income is regarded as a proxy for the operational risk exposure within each business line and the capital charge for operational risk is calculated based on gross losses over the preceding three years.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

8. Other Information

8.1 Abbreviations

The following abbreviated terms are used throughout the document:

AT1 Additional Tier 1 capital
BCBS Basel Committee on Banking Supervision
BMA Bermuda Monetary Authority
Board Board of Directors
BRR Borrower Risk Ratings
CARP Capital Assessment and Risk Profile
CCR Counterparty Credit Risk
CECL Current Expected Credit Loss model
CEO Chief Executive Officer
CET1 Common Equity Tier 1 capital
CRM Credit Risk Management
D-SIB Domestic Systemically Important Bank
EAD Exposure at Default
EVE Economic Value of Equity
ECAIs External Credit Assessment Institutions
FIC Financial Institutions Committee
GALCO Group Asset and Liability Committee
GCC Group Credit Committee
GRC Group Risk Committee
IRRBB Interest Rate Risk in the Banking Book
ISDA International Swaps and Derivatives Association
LGD Loss-Given Default
LTV Loan-to-Value
NII Net Interest Income
PCD Purchased Credit Deteriorated
PCI Purchased Credit-Impaired

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

PD Probability of Default
RPCC Risk Policy and Compliance Committee
RWA Risk-weighted Assets
S&P Standard and Poor’s rating agency
SA-CCR Standardised Approach for measuring Counterparty Credit Risk exposures
SAP Supervisory Assessment Process
TDR  Troubled debt restructuring

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

8.2 Cautionary Statements Regarding Forward-Looking Statements

These disclosures contain certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

Capital and Risk Management Pillar 3 Disclosures for the period ended June 30, 2020

               The Bank of N.T. Butterfield & Son Limited

65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 295 1111
Fax: (441) 295 3878

Investor Relations Contact:    Media Relations Contacts:
Noah Fields     Mark Johnson
Vice President, Investor Relations   Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited  The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816    Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com  E-mail: mark.johnson@butterfieldgroup.com